EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2009	2008

Net sales	$843,393	$947,282

Costs and expenses:
Cost of products sold	679,361	784,313
Selling, general and administrative expenses	88,755	88,744
Research and development	6,042	5,828
Interest expense	6,023	9,029
Other costs (income), net	4,564	(9,105)

Income before income taxes and noncontrolling interests	58,648	68,473

Provision for income taxes	21,300	24,800

Net income before noncontrolling interests	37,348	43,673

Less: net income attributable to noncontrolling interests	638	1,340

Net income attributable to Bemis Company, Inc.	$36,710	$42,333

Basic earnings per share	$0.36	$0.41

Diluted earnings per share	$0.36	$0.41

Cash dividends paid per share	$0.225	$0.220

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	March 31,	December 31,
	2009	2008
ASSETS
Cash and cash equivalents	$73,196	$43,454
Accounts receivable, net	417,499	426,888
Inventories, net	403,169	435,667
Prepaid expenses	67,741	76,649
Total current assets	961,605	982,658

Property and equipment, net	1,114,473	1,135,482

Goodwill	596,804	595,466
Other intangible assets, net	78,684	80,773
Deferred charges and other assets	25,211	27,935
Total other long-term assets	700,699	704,174

TOTAL ASSETS	$2,776,777	$2,822,314

LIABILITIES
Current portion of long-term debt	$31,443	$18,651
Short-term borrowings	1,200	7,954
Accounts payable	311,823	323,142
Accrued salaries and wages	63,785	63,227
Accrued income and other taxes	25,707	8,807
Total current liabilities	433,958	421,781

Long-term debt, less current portion	584,749	659,984
Deferred taxes	115,206	111,832
Deferred credits and other liabilities	252,901	246,174
Total long-term liabilities	952,856	1,017,990

TOTAL LIABILITIES	$1,386,814	$1,439,771

EQUITY
Bemis Company, Inc. stockholders’ equity:
Common stock issued (117,294,335 and 117,130,962 shares)	$11,729	$11,713
Capital in excess of par value	349,136	345,982
Retained earnings	1,612,660	1,599,178
Accumulated other comprehensive loss	(122,029)	(112,001)
Common stock held in treasury, 17,422,771 and 17,422,771 shares at cost	(498,341)	(498,341)
Total Bemis Company, Inc. stockholders’ equity	1,353,155	1,346,531
Noncontrolling interests	36,808	36,012
TOTAL EQUITY	1,389,963	1,382,543

TOTAL LIABILITIES AND EQUITY	$2,776,777	$2,822,314

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2009	2008
Cash flows from operating activities
Net income	$36,710	$42,333
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,365	41,838
Noncontrolling interest in net income	638	1,340
Excess tax benefit from share-based payment arrangements	(24)	(56)
Share-based compensation	4,860	4,677
Deferred income taxes	2,544	(346)
Income of unconsolidated affiliated company	(439)	(509)
Loss (gain) on sales of property and equipment	210	777
Changes in working capital, net of effects of acquisitions	52,758	(41,559)
Net change in deferred charges and credits	12,685	7,098

Net cash provided by operating activities	148,307	55,593

Cash flows from investing activities
Additions to property and equipment	(22,243)	(28,393)
Proceeds from sales of property and equipment	265	290

Net cash used in investing activities	(21,978)	(28,103)

Cash flows from financing activities
Proceeds from issuance of long-term debt	159	11,540
Repayment of long-term debt	(2,254)	(20,438)
Net borrowing (repayment) of commercial paper	(58,545)	47,750
Net repayment of short-term debt	(8,791)	(9,367)
Cash dividends paid to stockholders	(23,226)	(22,714)
Common stock purchased for the treasury		(26,771)
Excess tax benefit from share-based payment arrangements	24	56
Stock incentive programs and related withholdings	(2,185)	(1,364)

Net cash used in financing activities	(94,818)	(21,308)

Effect of exchange rates on cash and cash equivalents	(1,769)	3,605

Net increase in cash and cash equivalents	29,742	9,787

Cash and cash equivalents balance at beginning of year	43,454	147,409

Cash and cash equivalents balance at end of period	$73,196	$157,196

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(dollars in thousands, except per share amounts)

	Bemis Company, Inc. Stockholders
				Accumulated
		Capital In		Other	Common
	Common	Excess of	Retained	Comprehensive	Stock Held	Noncontrolling
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Interests	Total

Balance at December 31, 2007	$11,694	$327,387	$1,523,659	$171,162	$(471,570)	$38,926	$1,601,258

Net income			42,333			1,340	43,673
Unrecognized gain reclassified to earnings, net of tax $(83)				(132)			(132)
Translation adjustment				27,661		513	28,174
Pension liability adjustment, net of tax effect ($594)				1,005			1,005
Total comprehensive income							72,720
Cash dividends paid on common stock $0.22 per share			(22,714)				(22,714)
Stock incentive programs and related tax effects (110,188 shares)	11	(1,364)					(1,353)
Excess tax benefit from share- based compensation arrangements		56					56
Share-based compensation		5,237					5,237
Purchase of 1,000,000 shares of common stock					(26,771)		(26,771)
Balance at March 31, 2008	$11,705	$331,316	$1,543,278	$199,696	$(498,341)	$40,779	$1,628,433

Balance at December 31, 2008	$11,713	$345,982	$1,599,178	$(112,001)	$(498,341)	$36,012	$1,382,543

Net income			36,710			638	37,348
Unrecognized gain reclassified to earnings, net of tax $(84)				(132)			(132)
Translation adjustment				(11,831)		158	(11,673)
Pension liability adjustment, net of tax effect ($1,122)				1,935			1,935
Total comprehensive income							27,478
Cash dividends paid on common stock $0.225 per share			(23,228)				(23,228)
Stock incentive programs and related tax effects (163,393 shares)	16	(2,185)					(2,169)
Excess tax benefit from share- based compensation arrangements		8					8
Share-based compensation		5,331					5,331

Balance at March 31, 2009	$11,729	$349,136	$1,612,660	$(122,029)	$(498,341)	$36,808	$1,389,963

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations. It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation. Certain prior year amounts have been restated to conform to current year presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year. For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2008.

Note 2 — New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, (FSP No. 157-4), which provides additional guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for the Company for the quarter ending June 30, 2009. We do not expect the adoption of FSP No. 157-4 to have a material impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, (FSP No. FAS-107-1 and APB-28-1), which amends FAS 107, Disclosures about Fair Value of Financial Instruments and Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments for interim periods. This FSP is effective prospectively for interim reporting periods ending after June 15, 2009, and will expand the Company’s disclosures regarding the use of fair value in interim periods.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP No. FAS 132(R)), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for fiscal years ending after December 15, 2009. We are currently evaluating the impact of adopting FSP No. FAS 132(R) on our defined benefit pension and other postretirement plan note disclosures.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP No. EITF 03-6-1), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share. As discussed in Note 10, “Earnings Per Share Computations,” we adopted the provisions of this FSP on January 1, 2009. The calculation of basic and diluted earnings per share for both of the years presented has been modified to reflect FSP No. EITF 03-6-1, effective January 1, 2009. The impact of this modification is a $0.01 per share decrease in basic and diluted earnings per share for each of the periods presented. Earnings per share for the first quarter of 2008 have been recast to reflect the impact of this new accounting guidance.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards (FAS) No. 142, Goodwill and Other Intangible Assets. This FSP was effective for the Company on January 1, 2009. As this guidance applies only to assets we may acquire in the future, we are not able to predict the impact, if any, on our consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, The Disclosures about Derivative Instruments and Hedging Activities (FAS 161), which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133, Accounting for Derivative Instruments and Hedging Activities, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. As discussed in Note 4, “Derivative Instruments,” we adopted the provisions of FAS 161 on January 1, 2009.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (FAS 160), which amends Accounting Research Bulletin (ARB) 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The standard was adopted by the Company on January 1, 2009. As required, the presentation of minority interest is now referred to as noncontrolling interest and repositioned in the consolidated financial statements. In the consolidated statement of income, noncontrolling interest is now presented following a subtotal entitled “Net income before noncontrolling interests”. In the consolidated balance sheet, noncontrolling interest is now presented as a component of total equity with a corresponding presentation in the consolidated statement of equity. Prior periods have been classified to conform to the current year presentation in conformity with FAS 160 requirements.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), Business Combinations (FAS 141(R)).  FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations. FAS 141(R) is effective on a prospective basis for financial statements issued for fiscal years beginning after December 15, 2008.  During the second half of 2008, we incurred accounting, legal, and other professional fees associated with the Company’s due diligence effort on a potential business acquisition.  These costs were deferred in 2008 under the then existing accounting standards.  Upon the adoption of FAS 141(R) on January 1, 2009, these costs were expensed.  We incurred additional costs during the first quarter of 2009 which were expensed.  The total impact to our first quarter 2009 earnings as a result of this due diligence effort was a pretax charge of $9.1 million, or a reduction of $0.06 per share.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.  FSP No. FAS 141(R)-1 amends and clarifies FAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This FSP was effective for the Company on January 1, 2009, and applies to business combinations with an acquisition date on or after the guidance became effective.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value.  The standard does not expand the use of fair value to any new circumstances.  In early 2008, the FASB issued FSP No. FAS 157-2, which delays by one year the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis.  The Company adopted FAS 157 on January 1, 2008, and FSP No. FAS 157-2 on January 1, 2009, as required, each with no effect on the measurement of the Company’s assets and liabilities or on its consolidated financial position and results of operations.

Note 3 — Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).  The fair values are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include foreign currency exchange rates and interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	Significant Other Observable Inputs (Level 2)
(in thousands)	March 31, 2009	December 31, 2008
Currency swaps — net asset position	$4,460	$4,944
Forward exchange contracts — net asset (liability) position	$83	$(112)

Note 4 — Derivative Instruments

On January 1, 2009, we adopted Statement of Financial Accounting Standards (FAS) No. 161, The Disclosure about Derivative Instruments and Hedging Activities (FAS 161), which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133, Accounting for Derivatives and Hedging Activities, (FAS 133), and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives that are not hedges are adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in stockholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into currency swap contracts to manage changes in the fair value of U.S. dollar denominated debt held at our Dixie Toga business in Brazil, effectively converting a portion of Dixie Toga’s U.S. denominated debt to its functional currency, which is the Brazilian real.  Currency swap contracts generally have maturities that match the maturities of the underlying debt.  Dixie Toga and the Company have not designated these derivative instruments as hedging instruments.  At March 31, 2009, and December 31, 2008, the Company had outstanding currency swap contracts with notional amounts aggregating $24,587,000 at both dates.  The fair value related to active swap contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other costs (income), net, which offsets the related transaction gains or losses.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for our European operations, and the U.S. dollar for our Brazilian operations.  The

Company has not designated these derivative instruments as hedging instruments.  At March 31, 2009, and December 31, 2008, the Company had outstanding forward exchange contracts with notional amounts aggregating $10,463,000 and $5,044,000, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other costs (income), net, which offsets the related transaction gains or losses.

The Company is exposed to credit loss in the event of non-performance by counterparties in currency swap and forward exchange contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values and balance sheet presentation of derivative instruments not designated as hedging instruments under FAS 133 for the periods ending March 31, 2009 and December 31, 2008 are presented in the tables below:

		Fair Value	Fair Value
		As of	As of
(in thousands)	Balance Sheet Location	March 31, 2009	December 31, 2008
Asset Derivatives
Currency swaps	Accounts receivable	$5,299	$1,303
	Prepaid expenses	13
	Deferred charges and other assets		3,706
Forward exchange contracts	Accounts receivable	102	306
Total asset derivatives not designated as hedging instruments		$5,414	$5,315

Liability Derivatives
Currency swaps	Accounts payable	742
	Other liabilities and deferred credits	110	66
Forward exchange contracts	Accounts payable	19	418
Total liability derivatives not designated as hedging instruments		$871	$484

The income statement impact of derivatives not designated as hedging instruments under FAS 133 for the three months ended March 31, 2009 is presented in the table below:

	Location of Gain (Loss)	Amount of Gain (Loss)
	Recognized in Income	Recognized in Income
(in thousands)	on Derivative	on Derivative
Currency swap contracts	Other costs (income), net	$(241)
Forward exchange contracts	Other costs (income), net	378
Total		$137

Note 5 — Accounting for Stock-Based Compensation

Options were granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Options for directors vest immediately, while options for Company employees generally vest over three years (one-third per year).  The following table summarizes all stock option plan activity from December 31, 2008, to March 31, 2009:

	Aggregate		Per Share	Weighted-Average
	Intrinsic	Number of	Option Price	Exercise Price
	Value	Shares	Range	Per Share
Outstanding and exercisable at December 31, 2008	$5,467,000	1,389,338	$15.86 - $26.95	$19.75
Outstanding and exercisable at March 31, 2009	$1,702,000	1,389,338	$15.86 - $26.95	$19.75

The following table summarizes information about outstanding and exercisable stock options at March 31, 2009:

	Options Outstanding and Exercisable
	Number	Weighted-Average
Range of	Outstanding	Remaining	Weighted-Average
Exercise Prices	at 3/31/09	Contractual Life	Exercise Price
$15.86 - $18.81	964,868	1.0 years	$17.56
$22.04 - $26.95	424,470	3.4 years	$24.71
	1,389,338	1.8 years	$19.75

Stock options have not been granted since early 2003.  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:  dividend yield 2.3%, expected volatility 29.2%, risk-free interest rate 6.75%, and expected life 10.0 years.

In 1994, 2001, and in 2006, the Company adopted Stock Incentive Plans for certain key employees and directors.  The 1994, 2001, and 2007 (adopted in 2006) Plans provide for the issuance of up to 4,000,000, 5,000,000, and 6,000,000 shares, respectively.  Each Plan expires 10 years after its inception, at which point no further stock options or restricted stock units may be granted.  Since 1994, 3,932,910, 3,677,162, and 1,731,573 grants of either stock options or restricted stock units have been made under the 1994, 2001, and 2007 Plans, respectively.  Distribution of the restricted stock units is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the restricted stock unit grant.  All restricted stock units granted under the plan are subject to restrictions such as continuous employment and performance metrics.  In addition, cash payments are made during the grant period on outstanding restricted stock units equal to the dividend on Bemis common stock.  The cost of the award is based on the fair market value of the stock on the date of grant.  The cost of the awards is charged to income over the requisite service period.

As of March 31, 2009, the unrecorded compensation cost for restricted stock units is $41,688,000 and will be recognized over the remaining vesting period for each grant which ranges between May 4, 2009, and December 31, 2013.  The remaining weighted-average life of all restricted stock units outstanding is 2.4 years.

The following table summarizes all restricted stock unit activity from December 31, 2008 to March 31, 2009:

		Number of
	Aggregate	Restricted
	Intrinsic Value	Stock Units
Outstanding units at December 31, 2008		3,342,414
Restricted stock units granted		265,730
Restricted stock units paid		(252,261)
Restricted stock units canceled		(8,500)
Outstanding units at March 31, 2009	$70,195,000	3,347,383

Note 6 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2007	$589,589	$52,918	$642,507

Currency translation and other adjustments	(46,611)	(430)	(47,041)
Reported balance at December 31, 2008	542,978	52,488	595,466

Currency translation and other adjustments	1,437	(99)	1,338
Reported balance at March 31, 2009	$544,415	$52,389	$596,804

The components of amortized intangible assets follow:

	March 31, 2009		December 31, 2008
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets (in thousands)	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(10,542)	$15,447	$(10,268)
Technology based	51,331	(22,238)	51,422	(21,623)
Marketing related	20,451	(8,083)	20,435	(7,768)
Customer based	54,892	(22,574)	54,688	(21,560)
Reported balance	$142,121	$(63,437)	$141,992	$(61,219)

Amortization expense for intangible assets during the first three months of 2009 was $2.2 million.  Estimated amortization expense for the remainder of 2009 is $6.9 million; $9.0 million for 2010; $8.7 million for 2011; $7.8 million for 2012; and $6.4 million each year for 2013 and 2014.

Note 7— Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	March 31,	December 31,
(in thousands)	2009	2008
Raw materials and supplies	$146,197	$161,451
Work in process and finished goods	275,801	293,132
Total inventories, gross	421,998	454,583
Less inventory write-downs	(18,829)	(18,916)
Total inventories, net	$403,169	$435,667

Note 8 — Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and assumptions disclosed in the Company’s 2008 Annual Report on Form 10-K are expected to continue unchanged throughout 2009.

	For the Quarter Ended March 31,
	Pension Benefits		Other Benefits
(in thousands)	2009	2008	2009	2008
Service cost — benefits earned during the period	$3,103	$3,294	$1,882	$3,238
Interest cost on projected benefit obligation	8,380	8,579	153	172
Expected return on plan assets	(10,144)	(11,122)
Amortization of unrecognized transition obligation	58	69
Amortization of prior service cost	591	590	(114)	(114)
Recognized actuarial net (gain) or loss	2,648	1,183	(131)	(125)
Net periodic benefit (income) cost	$4,636	$2,593	$1,790	$3,171

Note 9 — Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and noncontrolling interest.  A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended March 31,
Business Segments (in millions)	2009	2008
Net Sales to Unaffiliated Customers:
Flexible Packaging	$715.8	$781.8
Pressure Sensitive Materials	129.0	167.3

Intersegment Sales:
Flexible Packaging	(0.6)	(0.2)
Pressure Sensitive Materials	(0.8)	(1.6)
Total Net Sales	$843.4	$947.3

Operating Profit (Loss) and Pretax Profit:
Flexible Packaging	$91.4	$78.6
Pressure Sensitive Materials	(1.9)	11.9
Total operating profit (1)	89.5	90.5

General corporate expenses	(24.9)	(13.0)
Interest expense	(6.0)	(9.0)
Income before income taxes and noncontrolling interest	$58.6	$68.5

	March 31,	December 31,
Business Segments (in millions)	2009	2008
Identifiable Assets:
Flexible Packaging	$2,311.7	$2,343.8
Pressure Sensitive Materials	324.1	339.0
Total identifiable assets (2)	2,635.8	2,682.8
Corporate assets (3)	141.0	139.5
Total	$2,776.8	$2,822.3

(1)	Operating profit (loss) is defined as profit (loss) before general corporate expense, interest expense, income taxes, and noncontrolling interest.
(2)	Identifiable assets by business segment include only those assets that are specifically identified with each segment’s operations.
(3)	Corporate assets are principally prepaid expenses, prepaid income taxes, prepaid pension benefit costs, and corporate tangible and intangible property.

Note 10 — Earnings Per Share Computations

On January 1, 2009, we adopted FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (FSP No. EITF 03-6-1), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS).  Participating securities under this statement include our unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on Bemis common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the unvested employee stock awards from the numerator and excludes the dilutive impact of those awards from the denominator.  All prior period EPS data presented have been adjusted retrospectively (including summaries of earnings and selected financial data) to conform with the provisions of this FSP.

	Three Months Ended March 31,
(in thousands, except per share amounts)	2009	2008
Numerator
Net income attributable to Bemis Company, Inc.	$36,710	$42,333
Income allocated to participating securities	(1,182)	(1,387)
Net income available to common shareholders (1)	$35,528	$40,946

Denominator
Weighted average common shares outstanding — basic	99,867	100,117
Dilutive shares	109	247
Weighted average common and common equivalent shares outstanding — diluted	99,976	100,364

Per common share income
Basic	$0.36	$0.41
Diluted	$0.36	$0.41

(1) Basic weighted average common shares outstanding	99,867	100,117
Basic weighted average common shares outstanding and unvested employee stock awards	103,190	103,509
Percentage allocated to common shareholders	96.8%	96.7%

Certain options outstanding at March 31, 2009 and 2008 (419,070 and 2,494 shares, respectively) were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect.

The impact of adopting FSP No. EITF 03-6-1 on our previously reported first quarter 2008 earnings per share and the weighted average number of shares outstanding is presented below.

	Three Months Ended March 31,2008
	As Reported	As Adjusted
Earnings per share:
Basic	$0.42	$0.41
Diluted	$0.42	$0.41

Note 11 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation. Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with sixteen sites around the United States. These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983. Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault. Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, we expect the Company’s liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate. The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil. The City imposes a tax on the rendering of printing services. The City has assessed this city services tax on the production and sale of printed labels and packaging products. Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT). Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes. Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995. The assessments for those years are estimated to be approximately $47.4 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the March 31, 2009 exchange rate. Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo. A decision by the Lower Tax Court in the city of São Paulo in

2002 cancelled all of the assessments for the years 1991-1995. The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision. In the event of an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary. The assessments for those years were upheld at the administrative level and are being challenged by the companies. The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $7.1 million for Itap Bemis and $23.0 million for Dixie Toga, translated to U.S. dollars at the March 31, 2009 exchange rate. In the event of an adverse resolution, the estimated amounts for these years could be increased by $28.0 million for Itap Bemis and $80.6 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts. In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits. Under certain circumstances, taxpayers may avoid the requirement to pledge assets. Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo. The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter. An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary. The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries. Given the preliminary nature of the proceedings the Company is unable at the present time to predict the outcome of this matter.

The Company and its subsidiary, Morgan Adhesives Company, have been named as defendants in thirteen civil lawsuits related to an investigation that was initiated and subsequently closed by the U.S. Department of Justice without any further action. Six of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry. The first of these lawsuits was filed on May 27, 2003. In these lawsuits, the plaintiffs seek actual damages for the period of the alleged conspiracy (January 1, 1996 through July 25, 2003) trebled, plus an award of attorneys’ fees and costs. On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie. On November 20, 2007, the Court granted plaintiffs’ motion for class certification. On March 6, 2008, the Third Circuit Court of Appeals denied Defendant’s petition for leave to appeal the district court’s decision granting class certification. On June 24, 2008, the Court in the consolidated federal class actions issued a decision dismissing the Company from those actions. On January 27, 2009, the defendants filed a motion to decertify the class based on new case law in the Third Circuit. At this time, a discovery cut-off has been set for December 21, 2009. However, no trial date has been set. The Company and Morgan Adhesives Company have also been named in three lawsuits filed in the California Superior Court in San Francisco. These three lawsuits, which have been consolidated, seek to represent a class of all California indirect purchasers of labelstock and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry. Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry. The Company and Morgan Adhesives Company intend to vigorously defend the state class actions, and Morgan Adhesives Company intends to vigorously defend the federal class actions.

Given the ongoing status of the class-action civil lawsuits, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved. The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.

Note 12 — Total Comprehensive Income

The components of total other comprehensive income are as follows:

	For the Quarter Ended March 31,
(in thousands)	2009	2008
Comprehensive income attributable to Bemis Company, Inc.	$26,682	$70,867
Comprehensive income attributable to Noncontrolling interest	796	1,853
Total comprehensive income	$27,478	$72,720